Filed Pursuant to Rule 433

Registration No. 333-207723

November 2, 2015

Pricing Term Sheet

Issuer:	The Goodyear Tire & Rubber Company

Security:	5.125% Senior Notes due 2023

Maturity:	November 15, 2023

Face Amount:	$1,000,000,000

Gross Proceeds:	$1,000,000,000

Gross Spread:	1.25%

Net Proceeds exclusive of accrued interest (after deducting underwriting discounts and commissions but before offering expenses):	$987,500,000

Coupon:	5.125%

Offering Price:	100.000% plus accrued interest, if any, from November 5, 2015

Yield:	5.125%

Trade Date:	November 2, 2015

Settlement Date:	November 5, 2015 (T+3)

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2016

Record Dates:	May 1 and November 1

Optional Redemption:	On or after: November 15, 2018 November 15, 2019 November 15, 2020 and thereafter	Price: 102.563% 101.281% 100.000%

Make Whole:	Makewhole call @ T+50bps prior to November 15, 2018

Equity Clawback:	35% at 105.125% prior to November 15, 2018

Spread to Treasury:	+ 311bps

Reference Treasury:	UST 2.75% due November 15, 2023

Underwriters:

Goldman, Sachs & Co.

Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Natixis Securities Americas LLC

UniCredit Capital Markets LLC

Wells Fargo Securities, LLC

CUSIP/ISIN:	382550 BE0 / US382550BE09

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll free at 1-866-471-2526.